Exhibit 12.1

	For the Year Ended December 31,
	2017	2016	2015	2014	2013
	(In thousands)
Earnings
Loss from continuing operations before income taxes	$(95,154)	$(112,444)	$(106,794)	$(90,722)	$(66,720)
Fixed charges	753	630	1,108	508	509
Earnings, as defined	$(94,401)	$(111,814)	$(105,686)	$(90,214)	$(66,211)

Fixed charges:
Interest expense	$-	$-	$572	$35	$-
Estimated interest component of rent expenses	753	630	536	473	509
Total fixed charges	$753	$630	$1,108	$508	$509
Preferred stock deemed dividend	-	-	-	-	8,469
Total fixed charges and preferred dividend	$753	$630	$1,108	$508	$8,978

Deficiency of earnings available to cover fixed charges and preferred stock dividends(1)	$(95,154)	$(112,444)	(106,794)	$(90,722)	(75,189)

(1): Adjusted earnings, as described above, were insufficient to cover fixed charges in each year.